Exhibit 99.3

Adobe to Acquire TubeMogul

Frequently Asked Questions (FAQ)

Adobe’s acquisition of TubeMogul will create an unprecedented end-to-end video advertising solution within Adobe Marketing Cloud, simplifying what has been a complex and fragmented process for the world’s biggest brands. It builds upon Adobe’s decades of expertise in video content creation and delivery, creating a single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs.

The combination of Adobe and TubeMogul will give brands and agencies the opportunity to unify audience planning and media buying for video advertising, enabling more precise audience targeting and one platform for planning and executing their video ad buys across all addressable devices—from desktops to mobile to traditional TV.  This will reduce complexity and increase ROI for their advertising investments.  This will be the industry’s first independent end-to-end video advertising platform.

The transaction is expected to close during the first quarter of Adobe’s 2017 fiscal year and is subject to customary closing conditions.   Until then, the companies will operate as separate entities.

General Questions

What does TubeMogul bring to Adobe?

The acquisition of TubeMogul further strengthens Adobe’s leadership in digital marketing.  Building upon its leadership in search, display and social media planning/delivery, the addition of TubeMogul extends Adobe’s ability to help customers maximize their video advertising investments across desktop, mobile, streaming devices and TV.

Brands have made significant investments to better understand and deliver world-class experiences to their audiences using Adobe Marketing Cloud.  Through the acquisition of TubeMogul, Adobe can extend the value of these investments to video advertising.

By acquiring TubeMogul, Adobe also gains a talented engineering, leadership and go-to-market team.  Both companies are based in the San Francisco Bay Area, have similar cultures, and have a shared vision for the opportunity in TV and digital video advertising.

What does Adobe bring to TubeMogul?

TubeMogul’s customers will gain access to Adobe’s deep expertise in video, advertising and marketing audience segmentation, and marketing measurement. The two companies have numerous common customers.  Brands that have already made significant investments in Adobe Marketing Cloud to better understand and deliver world-class experiences to their audiences can now extend the value of these investments to video advertising.

Adobe has a large customer base and global operational scale which will help grow the use of TubeMogul’s solutions in current and potentially new markets.

Customers and Partners

As an Adobe or TubeMogul customer, will there be a change in how I purchase and obtain support?

Until the acquisition closes, Adobe and TubeMogul will continue to operate as separate companies.  Customers should continue to work with their existing company contacts.  Once the acquisition closes, we are committed to a smooth transition for TubeMogul customers.

As an Adobe or TubeMogul partner, will there be a change in how I work with the company?

Until the acquisition closes, Adobe and TubeMogul will continue to operate as separate companies.  Partners should continue to work with their existing company contacts.  We will share more with partners once the acquisition closes.

Transaction and Stockholder Details

What are the terms of the acquisition?

Adobe has entered into a definitive agreement to acquire TubeMogul for approximately $540 million net of debt and cash. Under the terms of the agreement, Adobe will commence a cash tender offer to acquire all of the outstanding common stock of TubeMogul for $14 per share.

What is required to close the transaction and when is it expected to close?

The completion of the transaction is conditioned upon customary closing conditions.  We expect the transaction to close in Adobe’s first quarter of its 2017 fiscal year.

Forward-Looking Statements Disclosure

This FAQ includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including risks and uncertainties associated with Adobe’s acquisition of TubeMogul.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: the ability of Adobe to extend its leadership in digital marketing and other anticipated benefits of the transaction to Adobe and to the combined companies; potential benefits of the transaction to Adobe and TubeMogul customers; the ability of Adobe and TubeMogul to operate as separate companies during the transition until the acquisition closes; the interactions with customers and partners by Adobe and TubeMogul during the transition; the ability of Adobe and TubeMogul to close the announced transaction; the possibility that the closing of the transaction may be delayed; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These risks, uncertainties and other factors, and the general risks associated with Adobe’s and TubeMogul’s business, could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Adobe and are qualified in their entirety by this cautionary statement.  For a discussion of these and other risks and uncertainties, individuals should refer to Adobe’s and TubeMogul’s SEC filings. Adobe does not assume any obligation to update any such forward-looking statements or other statements included in this press release.

Adobe assumes no obligation to, and does not currently intend to, update these forward-looking statements.

Securities Law Disclosures

In connection with the proposed acquisition, Adobe will commence a tender offer for the outstanding shares of TubeMogul. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of TubeMogul, nor is it a substitute for the tender offer materials that Adobe and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Adobe and its acquisition subsidiary will file tender offer materials on Schedule TO, and TubeMogul will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of TubeMogul are urged to read these documents when they become available because they will contain important information that holders of TubeMogul securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of TubeMogul at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.